New York Life Insurance Company

51 Madison Avenue

New York, NY 10010

Bus: (917) 922-1578

E-Mail: erica_e_carrig@newyorklife.com

Erica E. Carrig

Associate General Counsel

VIA EDGAR AND EMAIL

February 17, 2021

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

NYLIAC Variable Annuity Separate Account – III (the “Registrant”)

Post-Effective Amendment to Form N-4 Registration Statement

on Form N-4 File Nos. 333-156018 and 811-08904 (the “Registration Statement)

Dear Mr. Cowan:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on January 13, 2021, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC on November 20, 2020 for the New York Life Premier Plus Variable Annuity II policy(the “Policy”) (the “Premier Plus II Amendment”). The purpose of the Premier Plus II Amendment was to update the registration statement to conform to the amendments to Form N-4 adopted by the SEC on March 11, 2020, as well as include an Initial Summary Prospectus. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release No. 33-10765. After the Premier Plus Amendment becomes effective, the Registrant intends to rely on Rule 498A under the Securities Act of 1933, as amended.

On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by post-effective amendment in response to the Staff’s comments. For your convenience, each of the Staff’s comments is set forth below, followed by our response to each comment. Please note that the Registrant has also made certain other changes that are designed to address the spirit of the Staff’s comments and to promote overall investor comprehension.

FACING SHEET

1.	Staff Comment:

Please consider putting the date of filing at the top of the facing sheet.

Response: The Registrant will add the date of filing on the facing sheet.

PROSPECTUS

COVER PAGE

2.	Staff Comment:

Add the following disclosure to the cover page: “Credits under the contract may be recaptured upon free look, annuitization, and death.”

Response: Comment complied with.

3.	Staff Comment:

Disclose that all material variations, including material state variations are disclosed in the prospectus [or appendix to the prospectus as to state variations].

Response: The Registrant has added the following disclosure to the end of the first paragraph: “Please note that your policy may vary depending on your state. Any material variations are disclosed in the prospectus or in APPENDIX 3-State Variations.”

4.	Staff Comment:

Revise the following sentence in light of the discontinuation of the asset allocation model program: “You may also allocate your premium payments to an available Asset Allocation Model.”

Response: The Registrant has deleted the sentence.

DEFINITIONS

5.	Staff Comment:

Update the definition of “Asset Allocation Model.”

Response: The Registrant has revised the definition of “Asset Allocation Model” to add the following sentence: “The Asset Allocation Model program has been discontinued as of May 1, 2020.”

6.	Staff Comment:

The Staff noted a typo in the definition of “Premium Credit.”

Response: The Registrant has fixed the typo.

7.	Staff Comment:

Briefly describe the Reset Value itself in the definition of “Reset Value.”

Response: Comment complied with.

8.	Staff Comment:

Does this policy have a maturity date? If so, is there a maximum maturity date? If that is specified in the specifications page, add to the Definitions section. If an individual can specify a different date, please address in the prospectus.

Response: The Registrant confirms that the maturity date is the Annuity Commencement Date. The Registrant has added revised the definition of “Annuity Commencement Date” to specify the maximum maturity date. The Registrant respectfully submits that the “Annuity Commencement Date” section of the prospectus (now located under the new heading “Annuity Payments (the Income Phase)” already describes how an individual can specify a different date.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY (THE “KIT”)

9.	Staff Comment:

Please delete the following paragraph as it is neither permitted nor required. “An investment in the policy is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table.” Please see General Instruction C.3.(b) of Form N-4 (“Registrant may include, except in response to Items 2 and 3, information in the prospectus or the SAI that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included”).

Response: The Registrant has deleted the indicated paragraph.

KIT: FEES AND EXPENSES

10.	Staff Comment:

Please confirm cross-references in electronic versions will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-4.

Response: The Registrant confirms that the electronic version of the Summary Prospectus will have the required capabilities.

11.	Staff Comment:

Specify the maximum charges in the narrative description of Transaction Charges.

Response: Comment complied with.

KIT: ANNUAL FEE

12.	Staff Comment:

Are the minimum and maximum charges for investment options (portfolio fees and expenses) unknown at this point?

Response: Yes. Registrant will include the new minimum and maximum portfolio fees and expenses for 2021 when it receives such information from the Portfolio companies.

13.	Staff Comment:

Consider adjusting the format of the Key Information Table so that relevant information is presented together on a single page.

Response: The Registrant will endeavor to comply if space permits.

14.	Staff Comment:

Other than stating “As a percentage of Accumulation Value” or “Adjusted Premium Payments” is the rest of this detail permitted in the footnotes?

Response: The Registrant has removed the detail from the footnotes. The Registrant notes further that it has revised the presentation of the disclosure contained in the footnotes so that the disclosure is now included in the KIT itself rather than in footnotes.

15.	Staff Comment:

Revise footnote 2 for investment options to indicate that this range is for the year ended December 31, 2020 and could change from year to year.

Response: Comment complied with.

16.	Staff Comment:

In the Lowest and Highest Annual Cost section of the KIT, confirm that amounts of any credits are excluded from these cost estimates. See Instruction 2(c)(d) to Item 2.

Response: The Registrant confirms that amounts of credits have been excluded from these cost estimates.

KIT: RISKS

17.	Staff Comment:

Change to “Investment” - headings, and sub-headings for this tabular presentation may not be modified or substituted with alternate terminology unless otherwise provided. See General Instruction 1(a).

Response: Comment complied with.

18.	Staff Comment:

Revise the following risk to read as follows: “An investment in this policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options and fixed account options you choose (e.g., Portfolio Companies).

Response: The Registrant has revised the disclosure as follows: “An investment in this policy is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options (e.g., Portfolios Companies) and guaranteed options (e.g., the Fixed Account and DCA Advantage Account) you choose.”

19.	Staff Comment:

Revise the risk language to read as follows: “You should review these investment options before making an investment decision. [See Instr 3(c)]

Response: Comment complied with.

20.	Staff Comment:

Revise to read as follows: “An investment in the Contract is subject to the risks related to the Depositor, including that any obligations (including under the Fixed Account and DCA Advantage Account), guarantees, and benefits of the policy are subject to the claims-paying ability of NYLIAC. “ [See Instr 3(d)]

Response: Comment complied with.

KIT: RESTRICTIONS

21.	Staff Comment:

If true, disclose that company limits allocation of premium payments in up to 18 of the Investment Divisions as noted on page 30.

Response: The Registrant has added the following sentence to the Restriction-Investments section of the KIT: “We limit the number of Investment Divisions you may choose. You may allocate premium payments or Accumulation Value to as many as 18 different Investment Divisions at any one time, some of which may not be available under your policy.”

22.	Staff Comment:

If true, add the following disclosure to the Investments category: “credits under the contract may be recaptured upon free look, annuitization, and death.”

Response: Comment complied with.

23.	Staff Comment:

State whether there are any restrictions that may limit the investments that an investor may choose. Instruction 4(a) to Item 2.

Response: The Registrant respectfully submits that the all items responsive to Instruction 4(a) to Item 2 have been disclosed.

24.	Staff Comment:

With respect to the statement in the Optional Benefits—Restriction section that states that under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal, is it true that it could also terminate the benefit? (as noted in the Liquidity Risk disclosure on page 21).

Response: The Registrant submits that it is not correct that a withdrawal from the contract could terminate an Optional Benefit. Only a full surrender could terminate the Optional Benefit, as it terminates the entire contract. The Registrant submits that the Liquidity Risk disclosure and the disclosure in the “Our Right to Cancel” section of the prospectus is not specific to Optional Benefits.

The Registrant notes, however, that it did include similar termination language to describe certain Optional Benefits in the “BENEFITS AVAILABLE UNDER THE POLICIES” section of the prospectus (referred to herein as the “Benefits Table”). To the extent that the prospectus included language to the contrary in the Benefits Table, the Registrant has revised the disclosure as follows: “Withdrawals could significantly reduce ~~or terminate~~ the benefit.”

OVERVIEW OF THE POLICY

25.	Staff Comment:

Revise in plain English (avoid using accumulation period and annuitization feature)? See the example language in Item 3(a).

Response: Comment complied with.

26.	Staff Comment:

Revise to read as follows: “Your policy has two periods: an Accumulation (savings) Period and a Payout (income) Period.”

Response: The Registrant has revised the language as follows:

“Your policy has two phases:

•	the savings (accumulation) phase, when you make premium payments to us, and
•	the annuity (income) phase, when we make Income Payments to you.”

27.	Staff Comment:

Revise the following to specify when optional benefits are available for purchase: “You can purchase optional riders under the policy that provide additional death benefits for an additional fee.”

Response: Comment complied with.

TABLE OF FEES AND EXPENSES

Annual Policy Expenses

28.	Staff Comment:

Delete the first paragraph and move the disclosure to a relevant footnote.

Response: The Registrant has deleted the paragraph and has moved the information to footnotes directly below the table.

29.	Staff Comment:

Use “Base Contract Expenses (as an annualized percentage of daily Variable Accumulation Value)” or “Base Contract Expenses (as an annualized percentage of Adjusted premium Payments).”

Response: Comment complied with.

30.	Staff Comment:

This looks similar to an administrative expense. Please present first as shown in Item 4.

Response: Comment complied with.

Optional Benefit Expenses

31.	Staff Comment:

Why is this optional benefit that is currently offered grouped in with these other different riders that are no longer offered? Currently offered riders should be shown first (and separate) before any that are no longer offered.

Response: Comment complied with. The Registrant has revised the ordering of optional benefits so that all currently offered optional benefits are presented first, while optional benefits that are no longer offered are presented last.

32.	Staff Comment:

Include a space to be consistent with formatting above.

Response: Comment complied with.

Annual Portfolio Expenses

33.	Staff Comment:

Consider deleting references to “net expenses” in the paragraph preceding the Annual Portfolio Expenses table since the table shows expenses both before and after waivers/expense reimbursement.

Response: Comment complied with.

34.	Staff Comment:

Delete the following as this is not permitted or required by the Form N-4: “The Portfolio or its agent provided the fees and charges that are based on 2020 expenses, unless otherwise indicated. For Portfolios that are not affiliated with NYLIAC, we have not verified that accuracy of the information provided by the Portfolio or its agents.”

Response: Comment complied with.

35.	Staff Comment:

In a FN, disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, and, if applicable, that it can be terminated at any time at the option of a Portfolio Company.

Response: Comment complied with.

EXAMPLES

36.	Staff Comment:

Delete “Guaranteed Maximum Charges.”

Response: Comment complied with.

37.	Staff Comment:

Specify what is meant by “the most expensive combination of Annual Portfolio Expenses and optional benefits available for an additional charge.” Note: highest expense example must also reflect prior version no longer sold.

Response: The Registrant respectfully submits that it has chosen to present separate example tables for contracts that are no longer available due to the difference in base contract (M&E) charges applicable to contracts issued pre- and post-May 1, 2016. If the Registrant were to combine all historically available contracts into a single Example table, it would not be accurate for policyowners who purchased contracts after May 1, 2016 and would lead to investor confusion. In addition, using a single Example table here would be inconsistent with the separate presentation used in the “Annual Expense” sections of the KIT. The Registrant submits that its presentation of separate Example tables is appropriate in light of General Instruction C(3)(e) and will promote investor understanding by removing a potential source of ambiguity and confusion.

38.	Staff Comment:

Re-order the columns as per the order in the form. Apply to all remaining examples.

Response: Comment complied with. The Registrant has revised the Examples to conform to the format used in Item 4. The Registrant also notes that it has chosen to present only the most expensive combination of contract features and has deleted additional expense presentations. See Item 4, Instruction 18(b).

39.	Staff Comment:

Add the following language to the headings of the columns: “at the end of the applicable time period”.

Response: Comment complied with.

FINANCIAL STATEMENTS

40.	Staff Comment:

We suggest ordering the information in the order laid out in Form N-4.

Response: The Registrant has moved the “Financial Statements” section in the order laid out in the N-4. The Registrant has also re-ordered other sections of the prospectus including (i) the “Contacting NYLIAC” section which is now located immediately after the “Principal Risks” section on page 21, and (ii) the newly-titled “Savings (Accumulation) Phase” section (previously titled “Accumulation Period”), which now appears immediately after “Policy Application and Premium Payments” on page 31. The Registrant has also reorganized other sections of the prospectus in accordance with Comments 53 and 54 (re-ordering and reorganizing disclosure relating to Optional Benefits) and Comments 63 and 65 (creating a new standalone section to contain all information relative to annuitization).

PRINCIPAL RISKS

41.	Staff Comment:

The risk disclosure is supposed to be consolidated in one location as opposed to dispersed across the contract. Please delete the following sentence or explain why this statement does not conflict with Form N-4: “Additional risks and details regarding various risks and benefits of investing in the policy are described in the relevant sections of the Prospectus and SAI.”. Note: Registrant cannot disclose non-principal risks in the prospectus. See Gen. Instr C.3.b.

Response: The Registrant has deleted the sentence and has relocated other non-principal risk disclosure relating to cybersecurity and infectious disease issues to the SAI.

42.	Staff Comment:

State that you can obtain a copy of Portfolio Prospectuses by following the contact info provided in section entitled “The Portfolios” on page 24.

Response: The Registrant has added the following disclosure: “For more information about the risks of investing in a particular Portfolio, see that Portfolio’s prospectus, which can be found online at http://www.nylfunds-premierplus-ii.com/. You can also request this information at no cost by calling the VPSC at 1-800-598-2019 or by sending an email request to [email address to be added by amendment]. You should review the prospectuses for the available Portfolios before making an investment decision.”

Investment Restrictions

43.	Staff Comment:

List all the optional benefit provisions that may be terminated.

Response: Registrant submits that the reference to optional benefit provisions that may be terminated was not appropriate for inclusion in the Investment Restrictions section of the Principal Risks disclosure and has therefore deleted the provision as follows:

“We reserve the right to limit transfers, and we reserve the right to charge $30 for each transfer when you transfer money to or from the Investment Divisions and the Fixed Account more than 12 times in a Policy Year. We also reserve the right to terminate certain policy features such as dollar cost averaging, Automatic Asset Rebalancing, Asset Allocation Models and Interest Sweep ~~optional benefit provisions (such as the availability of the rider reset options)~~.”

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION AND THE SEPARATE ACCOUNT – THE PORTFOLIOS

44.	Staff Comment:

Please add the following disclosure: “The Portfolios including their respective names, investment type, investment adviser (and any sub-adviser(s)), current expenses, and performance are listed in APPENDIX 1A.

Response: Comment complied with.

Asset Allocation Models

45.	Staff Comment:

Please update disclosure – The Asset Allocation Model program has been discontinued as of May 1, 2020.

Response: Comment complied with.

46.	Staff Comment:

In the “Asset Allocation Models” section, please delete disclosure relating periodic updating of Asset Allocation Models if it is no longer applicable.

Response: The Registrant has deleted the language.

Conflicts of Interest Relating to the Asset Allocation Models

47.	Staff Comment:

Please take out the reference to newspapers and periodicals in materials that investors should consider before making investment selections.

Response: Comment complied with.

THE POLICIES

48.	Staff Comment:

Please revise the last paragraph of the section entitled “THE POLICIES” to note that all material provisions of the policies must be disclosed in the prospectus.

Response: Comment complied with.

Policy Application and Premium Payments

49.	Staff Comment:

Revise/clarify the third paragraph of the “Policy Application and Premium Payments” section of the prospectus in light of the discontinuation of the Asset Allocation Model program as of May 1, 2020.

Response: Comment complied with. The Registrant has deleted the reference to the Asset Allocation Models in this section.

Your Right to Cancel (“Free Look”)

50.	Staff Comment:

Please clarify/disclose (1) the method for crediting earnings to purchase payments during the free look period and (2) whether investment options are limited during the free look period (e.g., often to a money market fund).

Response: Comment complied with.

Transfers

51.	Staff Comment:

Update/clarify in light of the discontinuation of the Asset Allocation Model program as of May 1, 2020.

Response: The Registrant has revised the disclosure as follows:

“You may transfer amounts ~~between~~ among Investment Divisions of the Separate Account, an ~~available~~ Asset Allocation Model if you are already allocated to such model, or to the Fixed Account any time prior to 30 days before the Annuity Commencement Date, although certain restrictions may apply with respect to transfers into the Fixed Account if your M&E Charges are based on premium payments, or if you have an investment preservation rider. If you transfer all of your Accumulation Value out of an Asset Allocation Model, you cannot transfer back into that Asset Allocation Model in the future.”

Benefits Available under the Policies

52.	Staff Comment:

Add Maximum to the table heading “Fee.” Comment applies throughout.

Response: Comment complied with.

Other Optional Benefits Included with all Policies at no Additional Cost

53.	Staff Comment:

Please include 10(b) and 10(c) disclosure for the following benefits: (i) AAR, (ii) DCA, and (iii) Interest Sweep.

Response: The Registrant submits that the disclosure required by Item 10(b) and (c) with respect to Automatic Asset Rebalancing, Traditional Dollar Cost Averaging, the DCA Advantage Account and Interest Sweep had been located in the following sections of the prospectus:

•	THE POLICIES – Automatic Asset Rebalancing (AAR);
•	THE POLICIES – Dollar Cost (DCA) Programs; and
•	THE POLICIES – Interest Sweep

The Registrant notes, however, that it has reorganized the Item 10(b) and (c) disclosure for Automatic Asset Rebalancing, Traditional Dollar Cost Averaging, the DCA Advantage Account and Interest Sweep as requested in Comment 54 so that it now appears below the Benefits Table, in the same order and organization as the options are presented in the table.

54.	Staff Comment:

In responding to Item 10(b) and (c ), please keep the same order and organization as the above tables, starting with the Standard Death Benefit and Annual Death Benefit Reset Rider.

Response: Comment complied with. The Registrant has created a new heading called “DESCRIPTION OF BENEFITS” that immediately follows the Benefits Table. Within that section, the Registrant has re-ordered the narrative disclosure relating to the Standard Death Benefit and each Optional Benefit in the same order and organization as displayed in the Benefits Table. The Registrant submits that, other than the addition of Optional Benefit examples requested in Comment 56 below, no material changes have been made to any such section that has been re-ordered and reorganized.

55.	Staff Comment:

I suggest deleting all of this preamble narrative. Just start with a heading for the first benefit – Standard Death Benefit. Then include disclosure required by Item 10(b) and 10(c) for each benefit.

Response: Comment complied with.

56.	Staff Comment:

Please provide one or more examples illustrating the operation of each optional benefit in a clear, concise, and understandable manner. Instruction to Item 10.

Response: Comment complied with. The Registrant submits that the only Optional Benefits that did not previously contain an example illustrating the operation of such Optional Benefit were (i) the Living Needs/Unemployment Rider, and (ii) the Future Income Rider.

With respect to the Living Needs/Unemployment Rider, the Registrant has added the following disclosure to illustrate how this rider might operate:

For example, if an Owner with $100,000 in Accumulation Value experiences one of the Qualifying Events described in (a) – (c) above in Policy Year 3, he or she will be able to take withdrawals from his or her policy without having to pay a surrender charge on such withdrawals for as long as the Owner satisfies the conditions of eligibility. If the Owner were to experience the Qualifying Event of Unemployment in (d) in Policy Year 3, he or she would be able to make a one-time withdrawal of up to $50,000 without having to pay a surrender charge on such withdrawal. If he or she were to withdraw in excess of $50,000, he or she would pay a surrender charge on the amount exceeding $50,000 and on any subsequent withdrawals.

With respect to the Future Income Rider, the Registrant has added the following disclosure at the end of the section to illustrate how this rider might operate:

Set forth below is an example of how the benefit under the FIR may be realized. In this example, we have assumed the following:

(1)	The policyowner is a 60 year old woman in her fourth Policy Year.
(2)	The policy has $100,000 of Accumulation Value.
(3)	On May 1, 2021, the policyowner purchases $15,000 in Future Income with the Cash Refund Income Option and has chosen a Future Income Start Date of May 1, 2025.
(4)	The Accumulation Value of the policy decreased to $85,000 as a result. No surrender charges are assessed.

Based on the rate in effect for this policyowner on May 1, 2021, the policyowner will receive annual income starting on May 1, 2025 in the amount of $755.28.

57.	Staff Comment:

Why is the ADBR + IPR Package not in the Benefits Table? Shouldn’t the package price be shown there?

Response: The Registrant submits that the ADBR + IPR Package is not a separate optional benefit that should be presented separately in the Benefits Table. Rather, it was simply a discount on the charge for the ADBR if a policyholder purchased it in combination with the IPR that was available at the time (before May 1, 2016). For this reason, the Registrant has deleted it from the narrative description of the Optional Benefits that are presented in the benefits tables. Instead, the disclosure relating to the ADBR + IPR Package is included in the sections of the prospectus relating to fees and expenses (“TABLE OF FEES AND EXPENSES” and “CHARGES AND DEDUCTIONS”).

Charges and Deductions – Transfer Fees

58.	Staff Comment:

Indicate whether each charge will be deducted from purchase payments, Investor Accounts, or the Registrant’s assets, the proceeds of withdrawals or surrenders, or some other source. Also, briefly explain what is provided in consideration for the charge (e.g., We use this fee to reimburse our actual administrative expenses.)

Response: The Registrant has revised the disclosure to indicate that if a transfer charge is applicable, it will be deducted from a policyowner’s Accumulation Value and will be taken pro rata from each Allocation Option. The Registrant respectfully submits that the disclosure already noted that the consideration for the charge is to compensate NYLIAC for the expense of processing the transfer.

Charges and Deductions –Payments Returned for Insufficient Funds

59.	Staff Comment:

Indicate whether each charge will be deducted from purchase payments, Investor Accounts, or the Registrant’s assets, the proceeds of withdrawals or surrenders, or some other source. Also, briefly explain what is provided in consideration for the charge (e.g., We use this fee to reimburse our actual administrative expenses.)

Response: The Registrant has revised the disclosure to indicate that if a charge for insufficient funds is applicable, it will be deducted from a policyowner’s Accumulation Value and will be taken pro rata from each Allocation Option. The Registrant has also revised the disclosure to indicate that the consideration for the charge is to compensate NYLIAC for the expense of processing the returned payment.

Annual Policy Expenses

60.	Staff Comment:

Please replace “Mortality and Expense Risk and Administrative Costs Charge” with “Base Contract Charges.” The Staff noted that they are trying to phase out the M&E terminology.

Response: The Registrant has revised the disclosure as follows: “Base Contract Charges (M&E Charges) ~~Mortality and Expense Risk and Administrative Costs Charge~~”. Although the Registrant appreciates the Staff’s desire to phase out M&E terminology, the policy forms do not refer to such charges as “Base Contract Charges.” By using inconsistent terms, an investor would not be able to reconcile the language in the prospectus with the language in policy. In the Registrant’s view, combining the new desired terminology alongside the existing terminology that is used in the policy form will promote investor understanding by removing a potential source of ambiguity and confusion.

Rider Risk Charge Adjustment for IPR, IPR 2.0, IPR 3.0 and IPR 4.0

61.	Staff Comment:

Briefly explain what is provided in consideration for the Rider Risk Charge Adjustment.

Response: The Registrant has revised the disclosure to indicate that the Rider Risk Charge Adjustment is to compensate us for the costs and risks we assume in providing the benefit.

Annuity Commencement Date

62.	Staff Comment:

Consider relocating the disclosure from this section pertaining to Item 12 (surrender and withdrawals) and instead combine it with the income payments section (Item 9 – annuity period).

Response: Comment complied with. The Registrant has reorganized the prospectus in compliance with Comment numbers 54 and 64. The disclosure relating to the Standard Death Benefit now appears before the description of the other optional benefits available for a fee, as requested in Comment 54. The Registrant has also created a new section called “ANNUITY PAYMENTS (THE INCOME PHASE)” that will contain all of the subsections relating to annuitization and the income phase.

63.	Staff Comment:

State the earliest annuity commencement date Item 9(b).

Response: The Registrant respectfully directs the Staff’s attention to the fourth sentence in the “Annuity Commencement Date” section of the prospectus which states: “The earliest possible Annuity Commencement Date is the first Policy Anniversary.”

Income Payments

64.	Staff Comment:

This section should be in a standalone section because annuity payments are not the same as other types of distributions under the contract (accumulation phase v. income phase).

Response: Comment complied with. As discussed in the response to Staff Comment 62 above, the Registrant has created a new standalone section called “ANNUITY PAYMENTS (THE INCOME PHASE).” The following subsections relating to annuitization and the income phase have been moved from the “DISTRIBUTIONS UNDER THE POLICY” section to the new “ANNUITY PAYMENTS (THE INCOME PHASE)” section:

•	Annuity Commencement Date; and
•	Income Payments.

As a result of creating the new standalone annuity section, the Registrant has also had to relocate certain subsections (“Designation of Beneficiary” and “Delay of Payment”) from the “DISTRIBUTIONS UNDER THE POLICY” section because they apply to multiple categories of policy distributions (i.e., payment of death benefits; surrenders/withdrawals; and annuitization options). They now appear as subsections under “THE POLICIES.”

65.	Staff Comment:

With respect to the statement “NYLIAC does not currently offer variable Income Payment Options,” confirm that this is why there is no disclosure regarding the effect of assumed investment returns.

Response: The Registrant confirms that the policies only offer fixed annuity payments. Accordingly, annuity payments do not vary according to performance of variable investment options.

LOANS

66.	Staff Comment:

List the state variations in an Appendix and cross-reference here.

Response: Comment complied with. New York is the only state that does not allow policy loans.

APPENDIX 1A: PORTFOLIOS AVAILABLE UNDER THE POLICY

67.	Staff Comment:

If updated performance is available, provide web address and/or toll-free (or collect) telephone number where the updated information may be obtained. Instruction 1(e).

Response: The Registrant respectfully notes to the Staff that Instruction 1(e) under Item 17 of Form N-4 only requires “a statement explaining that updated performance information is available” if applicable—i.e., if such information is being made available. The Registrant undertakes that if such information is made available, it will include the required statement under Instruction 1(e) of Item 17 of Form N-4.

68.	Staff Comment:

If true, please state that “You may allocate premium payments in up to 18 of the Investment Divisions” as noted on page 30.

Response: Comment complied with. The Registrant has added the following sentence to Appendix 1A: “You may allocate your premium payments or Accumulation Value to as many as 18 different Investment Divisions at any one time in addition to the Fixed Account or the DCA Advantage Account.”

APPENDIX 3

69.	Staff Comment:

Please disclose the feature or benefit (and then a cross reference can follow). Alternatively, consider whether a cross-reference is needed here, as the readers are in this section because they followed a cross reference to see the actual state variation in this appendix.

Response: The Registrant has removed the cross-references from the state variations appendix and has instead provided a simple description of the feature or benefit that is the subject of the variation.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

70.	Staff Comment:

Is there any information applicable to: Item 21. Services, Item 22. Purchase of Securities Being Offered, Item 23. Underwriters?

Response: Regarding Item 21, there are no administrators or servicing agents that provide significant administrative or business affairs management services to NYLIAC. The Information required by Items 22 (Purchase of Securities Being Offered) and 23 (Underwriters) is disclosed in the prospectus.

PART C. OTHER INFORMATION

Item 27. Exhibits

71.	Staff Comment:

The listed Exhibits should refer to the actual participation and administrative agreements (not just form of agreements).

Response: NYLIAC confirms that the agreements filed as exhibits are not standard forms, but rather set forth the actual provisions negotiated for each agreement, subject to redaction of certain proprietary information.

72.	Staff Comment:

Please direct us to the reference to the auditor’s consent.

Response: The Registrant will file the auditor’s consent as an Exhibit to the Registration Statement under Exhibit (l) (Other Opinions) in its 485(b) filing that it plans to make on April 9, 2021 with respect to its annual updates to the Registration Statement.

Item 34. Fee Representation as to the Reasonableness of Aggregate Fees and Charges

73.	Staff Comment:

Please insert ‘in the aggregate’ to read as follows: “New York Life Insurance and Annuity Corporation (“NYLIAC”), the sponsoring insurance company of NYLIAC Variable Annuity Separate Account-III, hereby represents that the fees and charges deducted under the annuities described in this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.”

Response: Comment complied with.

INITIAL SUMMARY PROSPECTUS

74.	Staff Comment:

Apply comments from the statutory prospectus as applicable.

Response: The Registrant has carried over any applicable comments and revisions from the Statutory Prospectus to the Initial Summary Prospectus. We will file these changes in a definitive form of summary prospectus pursuant to Rule 497.

75.	Staff Comment:

The website links to the main site. I do not see a prominent link to the statutory prospectus. The website address must be specific enough to lead investors directly to the Statutory Prospectus and other materials that are required to be accessible under paragraph (h)(1) of this section, rather than to the home page or other section of the website on which the materials are posted. The website could be a central site with prominent links to each document.

Response: The Registrant has revised the website so that it will link directly to the landing page where the statutory prospectus and other required materials are accessible.

76.	Staff Comment:

Please present this paragraph in a manner reasonably calculated to draw investor attention to it. Rule 498A(b)(v)(C).

Response: The Registrant has bolded referenced paragraph to draw investor attention to it.

77.	Staff Comment:

Please confirm that the electronic version of the summary prospectus will have “hovers” or hyperlinks to all defined terms that are used in the summary. See 498A(h)(2)(iv).

Response: Registrant can confirm that the electronic version of the Summary Prospectus will have the required capabilities as required by Rule 498A(h)(2)(iv).

78.	Staff Comment:

Please note that cross-references should link directly to the location in the Statutory Prospectus where the subject matter is discussed in greater detail, or should provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-4.

Response: The Registrant can confirm that the electronic version of the Summary Prospectus will have the capabilities required by Instruction 1(b) to Item 2 of Form N-4.

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We appreciate your review of our responses to your comments received orally on January 13, 2021. As noted above, we will incorporate the changes outlined above in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) that consolidates the changes contained in the Premier Plus II Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein. We will incorporate the changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497.

If you have any comments or questions, please feel free to contact me at (917) 922-1578 or Dodie Kent at (212) 389-5080.

Sincerely,

/s/ Erica E. Carrig

Erica. E. Carrig
Associate General Counsel